Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
ENSCO International Incorporated:

We consent to the incorporation by reference in the registration statements on Form S-8 (Nos. 333-58625, 333-10733, 33-40282, 33-41294, 333-97757 and 333-125048) and on Form S-3 (No. 333-37897) of ENSCO International Incorporated of our reports dated February 22, 2006, with respect to the consolidated balance sheets of ENSCO International Incorporated as of December 31, 2005 and 2004, and the related consolidated statements of income and cash flows for each of the years in the three-year period ended December 31, 2005, management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 and the effectiveness of internal control over financial reporting as of December 31, 2005, which reports appear in the December 31, 2005 annual report on Form 10-K/A of ENSCO International Incorporated.

/s/ KPMG LLP

Dallas, Texas
September 15, 2006